Exhibit 99.1

Santiago, October 6, 2014
GG/157/2014

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your consideration:

Pursuant to articles 9 and 10 of Law No. 18.045 regarding Capital Markets and Chapter 18-10 of the Compilation of Updated Norms of the Superintendency of Banks and Financial Institutions (Recopilación Actualizada de Normas), CorpBanca informs you of the following material event regarding the company:

Having received the authorization from the Superintendency of Banks and Financial Institutions, as well as the cancellation from the Registry of Brokers and Securities Agents (Registro de Corredores de Bolsa y Agentes de Valores) of the Superintendency of Banks and Financial Institutions, and having complied with the requirements set forth in number 2 of article 103 of Law No. 18.046 on Commercial Entities, which are that all shares are to be held by one person for an uninterrupted period that exceeds 10 days, our subsidiary CorpBanca Agencia de Valores S.A. has been dissolved as of the date hereof as a consequence of it being absorbed by CorpBanca which will be its legal successor.

Sincerely,

Fernando Massú Taré
CEO